

December 19, 2012

Via E-mail
Mr. Ronald G. Eidell
Chief Financial Officer
Nevada Property 1 LLC
3708 Las Vegas Boulevard South
Las Vegas, Nevada

>   **Re: Nevada Property 1 LLC**
>   **Form 10-K for the fiscal year ended December 31, 2011**
>   **Filed March 23, 2012**
>   **File No. 0-53938**

Dear Mr. Eidell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Financial Statements

Consolidated Statements of Cash Flows, page 45

1. Please disclose the cash outflows from major development and construction projects, ordinary capital expenditures and lease costs separately for each year presented. Please disclose the amount of soft costs such as interest and payroll expenditures capitalized for all periods presented with a narrative discussion of significant fluctuations. Additionally, please advise how you determine whether costs should be capitalized or included within

pre-opening expenses. Reference is made to paragraphs 835-20-25-2 and 3 and 970-340-25-8 of the Financial Accounting Standards Codification.

2.Basis of Presentation and Summary of Significant Accounting Policies

3.Income Taxes, page 52

2. Please provide to us your analysis supporting the recoverability of your deferred tax asset. Please cite all relevant accounting literature within your response.

Signatures, page 83

3. In future Exchange Act periodic reports, please also identify your principal financial officer on the signature page. Please confirm that one of the signatories is your principal financial officer.

Form 10-Q for the Quarterly Period Ended September 30, 2012

12. Commitments, Contingencies and Litigation, page 13

4. You disclose for each of the two class action lawsuits that you cannot determine the potential impact of the respective lawsuits on the condensed financial position, cash flows, or results of operations of the company. Please tell us and revise future filings to disclose whether or not you can estimate the possible loss or range or loss. If you are not able to provide this disclosure, please tell us why and when you think circumstances will change to allow for such an estimate. Reference is made to paragraph 4b of ASC 450-20-50.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.   Please contact Duc Dang, Staff Attorney, at (202) 551-3386 or me at (202) 551-3852 with regard to legal comments.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director